UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________________________________________

PART I-REGISTRANT INFORMATION

Nogin, Inc.
Full name of Registrant

N/A
Former name if Applicable

17 Park Avenue
Address of Principal Executive Office (Street and number)

New York, NY 10016
City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nogin, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Form 10-K for the year ended December 31, 2023 (the “Form 10-K”).  The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

The Company expects to report total net revenue of approximately $49.5 million for the year ended December 31, 2023 compared to total net revenue of $94.5 million for the year ended December 31, 2022.

The Company expects to report an operating loss for the year ended December 31, 2023 of approximately $49.6 million compared to an operating loss of $52.7 million for the year ended December 31, 2022.

As of March 31, 2024, the Company, on a consolidated basis had assets of approximately $48.8 million and liabilities of approximately $157.9 Million.

These figures represent the Company’s preliminary estimates of certain financial results for the year ended December 31, 2023 based on currently available information.

The Company has not yet finalized its results for this period and its consolidated financial statements as of and for the year ended December 31, 2023.

The Company’s actual results remain subject to the completion of the year-end closing process, which includes review by management and the Company’s board of directors, including the audit committee. While carrying out such procedures, the Company may identify items that require it to make adjustments to the preliminary estimates of its results set forth herein. As a result, the Company’s actual results could be different from those set forth herein and the differences could be material. Additionally, the Company’s estimates are forward-looking statements based solely on information available to it as of the date hereof and may differ from actual results and such differences may be material. Therefore, a reader should not place undue reliance on these preliminary estimates of the Company’s results. The preliminary estimates of the Company’s results included herein have been prepared by, and are the responsibility of, the Company’s management. Independent auditors have not audited, reviewed or compiled such preliminary estimates of the Company’s results.

As previously disclosed, on December 5, 2023, the Company and certain of its subsidiaries filed voluntary petitions for relief (the “Chapter 11 Cases”) under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. Additional information about the Chapter 11 Cases, including access to Bankruptcy Court documents, is available online at www.donlinrecano.com/nogin, a website administered by Donlin, Recano & Company, Inc., a third-party bankruptcy claims and noticing agent. The documents and other information on this website are not part of this Current Report and shall not be incorporated by reference herein.

As previously disclosed in a Current Report on Form 8-K filed on March 27, 2024 Grant Thornton LLP (“Grant Thornton”) resigned as our independent registered public accounting firm, effective immediately. The reports of Grant Thornton on our financial statements for each of the two fiscal years ended December 31, 2021 and December 31, 2022 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. Due to the resignation of Grant Thornton and the fact that the resources of the financial reporting team have been dedicated to the Chapter 11 Cases, the Form 10-K could not be filed in the prescribed time period without unreasonable effort and expense.

The contemplated restructuring in the Chapter 11 Cases does not provide for any distribution to holders of the Company’s common stock in their capacity as such and the Company’s common stock and as a result warrants are effectively worthless.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Michael Bassiri	(949)	222-0209
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nogin, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2024	By:	/s/ Shahriyar Rahmati
		Name:	Shahriyar Rahmati
		Title:	Chief Financial Officer

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